Exhibit 1

Announcement  |  Lisbon  |  12 January 2015

Portugal Telecom General Shareholder Meeting

Portugal Telecom, SGPS SA (“PT SGPS”) announces that its shareholders have voted today to accept the proposal submitted by the shareholders Novo Banco, S.A., Telemar Norte Leste, S.A., Nivalis Holding B.V., Controlinveste International Finance, S.A. Visabeira Pro – Estudos e Investimentos, S.A. and Grupo Visabeira, SGPS, S.A., to suspend the session of the General Meeting until 22nd January, at 3 p.m..

There were present or represented in the general meeting shareholders representing 50% of the voting share capital.

The suspension was approved by a majority of 90.03% of the votes present or represented and cast at the General Meeting.

The Chairman of the General Meeting of Shareholders did not allow the shareholder Telemar Norte Leste, SA to vote.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt